Exhibit 99.2

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

NOTICE OF ANNUAL
GENERAL MEETING OF SHAREHOLDERS

DECEMBER 8, 2010

To the Shareholders of Kimber Resources Inc.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Shareholders of Kimber Resources Inc. (hereinafter called the "Company") will be held in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia at 1:30 p.m. on Wednesday, December 8, 2010 for the following purposes:

1.	To have placed before the meeting the consolidated financial statements of the Company for the financial years ended June 30, 2010, 2009 and 2008 and the Auditors' report thereon;

2.	To elect eight (8) directors to hold office until the next Annual General Meeting of the Company or until their successors are elected or appointed;

3.	To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year;

4.
To approve all unallocated options, rights or other entitlements under the Kimber Resources Inc. 2007 Stock Option Plan (the “2007 Plan”) in accordance with the rules of the Toronto Stock Exchange; and

5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

This Notice, and the accompanying Management Proxy Circular and form of proxy are provided in connection with the Meeting. All shareholders are cordially invited to attend the Meeting. A holder of common shares of record at the close of business on Friday, October 29, 2010 will be entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person are urged to exercise their right to vote by completing, dating and signing the enclosed proxy and returning it using one of the methods outlined on the proxy. To be effective, all proxies must be delivered to:

Computershare Investor Services Inc.
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

and received no later than 1:30 p.m. (Vancouver time) on December 6, 2010 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for deposit of proxies may be waived by the Chairman of the meeting in his sole discretion without notice.

The Company’s Information Circular, form of proxy and the supplemental mailing form accompany this Notice. Additional information including the Company’s financial information is available on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov/edgar.shtml and on the Company’s website, www.kimberresources.com. Financial information is provided in the Company’s audited Consolidated Financial Statements and Management’s Discussion and Analysis for the financial year ended June 30, 2010. Copies of the Company’s audited Consolidated Financial Statements and Management’s Discussion and Analysis can be obtained by contacting the undersigned.

If you have any questions, or require assistance in voting your proxy, please call the Company at North American toll free 1-866-824-1100 or contact Computershare at 1-800-564-6253

Dated this 10th day of November, 2010 at Vancouver, BC

By Order of the Board,

“Gordon Cummings”

Gordon Cummings
President and Chief Executive Officer

KIMBER RESOURCES INC.

INFORMATION CIRCULAR
(containing information as at November 10, 2010, unless otherwise indicated)

_______________

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Kimber Resources Inc. (hereinafter called the “Company”) in connection with the Annual General Meeting of shareholders to be held on Wednesday, December 8, 2010 and any adjournment thereof (the “Meeting”). The solicitation will be by mail and the cost of this solicitation will be borne by the Company.

EXECUTION AND REVOCATION OF PROXIES

The execution of the proxy shall be by the shareholder or his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. In order to be effective, completed proxies must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524), and received no later than 1:30 p.m. (Vancouver time) on December 6, 2010 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. The individuals named in the accompanying form of proxy are directors or officers of the Company. A shareholder desiring to appoint a person (who need not be a shareholder) to represent him at the Meeting, other than the persons named in the enclosed proxy, may do so by inserting the name of such other person in the blank space provided in the proxy.

A proxy may be revoked by an instrument in writing executed by the shareholder giving the same or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered either to the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken, or in any other manner provided by law.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If common shares are listed in an account statement provided to a shareholder by an Intermediary, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms) and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). Common shares held by Intermediaries or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

The Company is taking advantage of those provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF). These VIFs are to be completed and returned to Computershare Investor Services Inc. (“Computershare”) in the envelope provided or by facsimile to the number provided in the VIF. In addition, Computershare will provide instructions for voting by either telephone or internet on the VIF itself. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the common shares represented by the VIFs it receives.

This Information Circular, with related material, is being sent to both registered and non-registered owners of the common shares of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary who holds your common shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in your request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should carefully follow the instructions of their broker or intermediary in order to ensure that their common shares are voted at the Meeting.

Often the form of proxy or VIF supplied to a Beneficial Shareholder by the Intermediary is almost identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder; it is therefore important that the proxy or VIF be completed and returned in accordance with the specific instructions noted on the proxy or VIF. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote common shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of common shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of common shares held through an Intermediary, please contact that Intermediary for assistance.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company nor the proposed nominees for election as a director and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any of the matters to be acted upon.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If there is certainty of instructions in the enclosed proxy, the common shares represented thereby will be voted on any poll save where there is a specification to withhold voting and, when the shareholder specifies a choice with respect to any matter, in accordance with the specification so made. Where no choice is specified, the common shares shall be voted on a poll in favour of each matter specifically described in the enclosed proxy. The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On November 10, 2010 the Company had outstanding 68,030,586 common shares without par value, each Common share carrying the right to one vote. Shareholders of record as at the close of business on October 29, 2010 (the “Record Date”) who either personally attend the Meeting or have completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote at the Meeting or any adjournment or adjournments thereof.

The quorum provided in the Company’s Articles for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued common shares entitled to be voted at the meeting. Although this quorum differs from the quorum of at least 33 1/3% recommended by the NYSE Amex Equities stock exchange (the “AMEX”) the quorum is common for British Columbia companies and the Company has an exemption from the AMEX requirement.

On a show of hands, every individual who is present as a registered shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the register of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over common shares carrying more than 10% of the voting rights attached to all common shares of the Company carrying the right to vote in all circumstances.

FORWARD LOOKING STATEMENTS

This Information Circular contains forward-looking statements concerning the business, operations, financial performance and conditions of the Company.

When used in this Information Circular, the words "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on the Company's current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to economic, business, technological, competitive and regulatory factors. The Company is under no obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Interpretation

“Named executive officer” (“Named Executive Officer”) means:

(a)	a Chief Executive Officer (“CEO”);

(b)	a Chief Financial Officer (“CFO”);

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Named Executive Officers who are the subject of this Compensation Discussion and Analysis are the Company’s President and Chief Executive Officer, Gordon Cummings, the Chief Financial Officer, Lyn Davies, and the Vice President, Exploration, Petrus H. (Marius) Maré. There were no other Named Executive Officers of the Company during the financial year ended June 30, 2010.

Compensation Program Objectives

The objectives of the Company’s executive compensation program are as follows:

•	to attract, retain and motivate talented executives who create and sustain the Company’s continued success;

•	to align the interests of the Company’s executives with the interests of the Company’s shareholders; and

•	to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics. The Company is a junior mineral resource exploration company engaged in the acquisition, exploration and development of mineral resource properties and will not be generating significant revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Company to be appropriate in the evaluation of the performance of the Named Executive Officers.

Purpose of the Compensation Program

The Company’s executive compensation program has been designed to reward executives for reinforcing the Company’s values, for achieving the Company’s performance objectives and for their individual performances.

Elements of Compensation Program

The executive compensation program consists of a combination of base salary, performance bonus and stock option incentives.

Purpose of Each Element of the Executive Compensation Program

The base salary of a Named Executive Officer is intended to attract and retain executives by providing a reasonable amount of non-contingent remuneration.

In addition to a fixed base salary, each Named Executive Officer is eligible to receive a performance-based bonus meant to motivate the Named Executive Officer to achieve short-term goals. The pre-established, quantitative and qualitative target(s) used to determine performance bonuses are set each calendar year. Awards under this plan are made by way of cash payments only, which payment are made following the end of the calendar year.

Stock options are generally awarded to Named Executive Officers on an annual basis at the beginning of a calendar year and are divided into two (2) categories, those that vest in three (3) installments over an 18 month period and those that vest upon the Named Executive Officer meeting certain predetermined annual performance targets. The granting of stock options upon hire aligns Named Executive Officers’ rewards with an increase in shareholder value over the long term. The use of stock options encourages and rewards performance by aligning an increase in each Named Executive Officers’ compensation with increases in the Company’s performance and in the value of the shareholders’ investments.

Determination of the Amount of Each Element of the Executive Compensation Program

Compensation Committee

Compensation of the Named Executive Officers of the Company, other than that of the CEO, is reviewed annually by the CEO, who makes recommendations to the Compensation Committee. The Compensation Committee reviews the recommendations of the CEO and makes its own recommendations to the Board of Directors of the Company (the “Board”), which approves the compensation of the Named Executive Officer based on the recommendations of the Compensation Committee. Compensation for the CEO is reviewed annually by the Compensation Committee, which then makes recommendations to the Board. The Board approves the base salary of each Named Executive Officer based on the recommendations of the Compensation Committee.

During the most recently completed financial year, the members of the Compensation Committee were Stephen P. Quin, Chair, Frederick T. Graybeal and, until April 27, 2010, Peter B. Nixon. On April 7, 2010 James J. Puplava was appointed to the Compensation Committee and Mr. Nixon resigned from the Committee on April 27, 2010. All of directors on the Compensation Committee during the most recently completed financial year were independent directors.

Base Salary

The base salary review of each Named Executive Officer takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the Named Executive Officer. Base salary is from time to time evaluated against a group of comparator companies selected at the time. The Compensation Committee reviews market data from time to time and uses that information and the general experience of its members in the mineral resource industry in setting base salary amounts.

Performance Bonuses

The Compensation Committee oversees the operation of the Company’s bonus plan by evaluating and approving the targets and the objectives to be met by the Named Executive Officer and the amount of bonus payable at specific levels of attainment of those targets and objectives. The maximum bonus for each individual Named Executive Officer varies dependent upon the position but in any event is capped at 35% of base salary in the case of the CEO, $22,500 in the case of the CFO and 30% of base salary in the case of the Vice President, Exploration. The cash bonus for each of the Executives in respect of the Calendar year 2010 will be determined by the Board of Directors on a subjective basis taking into account specific strategic objectives for 2010 and the performance appraisal of each Executive.

Option–based Awards - Stock Options

The Company has established two (2) formal plans (see “2002 and 2007 Stock Option Plans” below) under which stock options are granted to directors, officers, employees and consultants as an incentive such that their interests are aligned with that of the shareholders as a whole. The Compensation Committee, after considering the proposals of management, makes recommendations to the Board for the granting of stock options. The number of stock options to be granted to each individual, including the Named Executive Officers, has been determined based upon an informal assessment of comparative market data, the person’s responsibilities and their potential for contributions to the Company. The Compensation Committee has not used a formal “peer group” in assessing the grant of stock options. In addition, when deciding the appropriate number of options for individual employees and consultants proportionately and in aggregate, the Compensation Committee has taken into account the total number of options available to be granted pursuant to the Kimber Resources Inc. 2007 Stock Option Plan when determining what it believes is a reasonable total number of stock options to be granted at any time. The Board, on the Compensation Committee’s recommendation, makes the final determination which Named Executive Officers (and other persons) are entitled to participate in the Company’s stock option plan; determines the number of options to be granted to such individuals; and determines the date on which each option is granted and the corresponding exercise price. The Board makes these determinations subject to the provisions of the existing Stock Option Plan and, where applicable, the policies of the Toronto Stock Exchange.

Previous grants of option-based awards are taken into account when considering new grants.

On February 12, 2010 certain performance based stock options were granted to the Named Executive Officers. The vesting of each Named Executive Officer’s performance options is dependent on each Named Executive Officer achieving the same goals and objectives set by the Board for the attainment of his cash performance bonus and the percentage of the common shares under such option that will vest will be the same percentage as the percentage of the maximum potential cash performance bonus that is awarded to the Named Executive Officer for performance during the calendar year 2010.

Link to Overall Compensation Objectives

Each element of the executive compensation program has been designed to meet one or more objectives of the overall program.

The fixed base salary of each Named Executive Officer, combined with the granting of stock options, bonuses and performance based stock options, has been designed to provide total compensation which the Board believes is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in common shares of the Company on July 1, 2005, against the cumulative total return of the S&P/TSX Composite Index. The Company has not paid any dividends.

	June 30, 2005	June 30, 2006	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2010
Kimber Resources Inc.	100	159	87	92	38	45
S&P/TSX Composite	100	114	133	130	103	112

While the trend of the shareholder’s return on the Company’s shares since July 1, 2005 has declined, the level of compensation for the Named Executive Officers, exclusive of payments made to former Named Executive Officers in respect to the termination of employment, have generally increased in order to provide competitive levels of compensation necessary to attract and maintain executive talent.

Summary Compensation Table

Pursuant to the provisions of NI 51-102F6 which became effective in respect to financial years ending on or after December 31, 2008, the following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to the Named Executive Officers by the Company and its subsidiaries for services in all capacities to the Company during the last two completed financial years.

Name and principal position	Year[1]	Salary ($)	Share- based awards ($)	Option- based awards[2] ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Gordon Cummings Chief Financial Officer from July 18, 2006 until October 31, 2007 and President and Chief Executive Officer since November 1, 2007	2010 2009	210,000 [3] 200,000	nil nil	30,455 62,300	50,000 [4] 39,375	nil nil	nil nil	4,800 4,559	295,255 306,234
Lyn B. Davies Chief Financial Officer (appointed November 12, 2007)	2010 2009	135,000 131,667	nil nil	12,182 29,593	5,625 16,583	nil nil	nil nil	2,400 2,400	155,207 180,243
Petrus H. (Marius) Maré Vice President, Exploration (appointed November 18, 2007)	2010 2009	175,000 175,000	nil nil	15,228 38,938	15,750 30,000	nil nil	nil nil	nil nil	205,978 243,938

[1]	“Year” means a 12 month period ending June 30 of the year indicated.
[2]
The weighted average fair value of stock options that were granted and vested during the year ended June 30, 2010 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: Risk-free interest rate 1.21%, estimated share price volatility 82%, expected lives 3 years. The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of Kimber’s stock.

[3]	Effective January 1, 2010 Mr. Cummings base salary was increased to $220,000 per year.
[4]	On September 10, 2010 Mr. Cummings was awarded an additional $23,100 cash incentive bonus for meeting a performance target during the financial year ended June 30, 2010.

Incentive Plan Awards - Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth information in respect of all option-based awards outstanding at the end of the most recently completed financial year to the Named Executive Officers of the Company:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options [1] ($)
Gordon Cummings	150,000 125,000 400,000 100,000 185,715 200,000	2.40 1.95 0.86 0.79 0.65 1.15	July 18, 2011 April 12, 2012 Sept. 28, 2012 Feb. 12, 2013 Jan. 29, 2014 Feb. 12, 2015	nil nil nil 7,000 39,000 nil
Lyn B. Davies	125,000 80,000 80,000	0.78 0.65 1.15	Nov. 29, 2012 Jan. 29, 2014 Feb. 12, 2015	10,000 16,800 nil
Petrus H. (Marius) Maré	275,000 100,500 100,000	0.78 0.65 1.15	Nov. 29, 2012 Jan. 29, 2014 Feb. 12, 2015	22,000 21,105 nil

[1]
The value of the unexercised in-the-money options is the difference between the market value of the common shares and the exercise price of the options under the option-based award on June 30, 2010. The closing price of the common shares on June 30, 2010 on the TSX was $0.86.

The Company has no outstanding share-based awards.

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and non-equity incentive plan compensation for each Named Executive Officer during the most recently completed financial year:

Name	Option-based awards – Value vested during the year [1] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gordon Cummings	17,500	50,000 [2]
Lyn B. Davies	3,600	5,625
Petrus H. (Marius) Maré	6,435	15,750

[1]	The value of the options vested during the year is the difference between the market price of the common shares and the exercise price of the options under the option-based award on the vesting date.
[2]	On September 10, 2010 Mr. Cummings was awarded an additional $23,100 cash incentive bonus for meeting a performance target during the financial year ended June 30, 2010.

The Company did not make any share-based awards during the most recently completed financial year.

Pension Plans

The Company does not have any pension plans or arrangements in place for any of its Named Executive Officers.

Deferred Compensation Plans

The Company does not have any deferred compensation plans in place for any of its Named Executive Officers.

Termination and Change of Control Benefits

The Company has an employment contract dated September 25, 2007 with Gordon Cummings, its President and Chief Executive Officer, which contains provisions in respect to termination of his employment. This contract provides for payment to Mr. Cummings in connection with the termination of his employment in the following circumstances:

a)
Without Cause: In the absence of mutual written agreement or just cause, the Company may terminate Mr. Cummings employment at any time by providing him with written notice of termination of not less than 30 and not more than 60 days, and a lump sum severance payment of 12 month’s salary (currently a total of $220,000), payable on termination;

b)
Extended Period of Absence: If Mr. Cummings is unable to perform his duties for a period exceeding three consecutive months, the Company may terminate his employment by providing him with written notice of termination of not less than 30 and not more than 60 days, and a lump sum severance payment of 12 month’s salary (currently a total of $220,000), payable on termination;

c)
Voluntary Termination: Mr. Cummings may voluntarily terminate his employment and elect to leave the Company by providing the Company one month’s written notice in the event he does not have the unanimous support of all of the members of the board (expressed in a positive unanimous vote of confidence by all directors at a board meeting). In the event of such voluntary termination, the Company will provide Mr. Cummings with a lump sum severance payment of 3 month’s salary and benefits (currently estimated to be a total of $56,200), payable on termination.

d)
Change of Control: In addition to its employment contract with Mr. Cummings, the Company has a Change of Control Agreement with Mr. Cummings dated April 26, 2007, which was amended by his employment contract to provide for payment to him of 24 month’s salary, plus the costs to the Company of the benefits provided by the Company to him (currently estimated to be a total of $449,600), in the event of his resignation after a material adverse change in his position occurring within 12 months following a change in control of the Company or his dismissal by the Company without cause within 12 months following a change in control of the Company.

e)
Dispute with the Company: In the event of a dispute with the Company over the termination provisions of his employment contract or the Change of Control Agreement the Company will reimburse Mr. Cummings up to $15,000 in fees for legal advice provided to him in respect of this agreement and, in the event a dispute went to court, up to an additional $35,000 in legal costs.

The Company has an employment contract with Petrus H. (Marius) Maré, Vice President, Exploration, dated November 18, 2007 which contains provisions in respect to termination of his employment. The contract provides for payment to Mr. Maré in connection with the termination of his employment of the following:

a)
Change of Control: 18 months base salary (currently a total of $262,500) if (i) there is a change of control of the Company, (ii) there is a material adverse change in his position within 12 months following the change of control, and (iii) he resigns within 90 days following becoming aware of the material adverse change in his position; or

b)
Without Cause: 9 months base salary (currently a total of $131,250) if Mr. Maré’s employment is unilaterally terminated by the Company without cause in the absence of a change of control of the Company having occurred.

Also, the Company has an employment contract with Lyn B. Davies, the Company’s Chief Financial Officer, dated November 21, 2007, which contains provisions in respect to termination of his employment. The contract provides for payment to Mr. Davies in connection with the termination of his employment of the following:

a)
Change of Control: 12 months base salary (currently a total of $135,000) if (i) there is a change of control of the Company, (ii) there is a material adverse change in Mr. Davies position within 12 months following the change of control, and (iii) he resigns within 90 days following becoming aware of the material adverse change in his position; or

b)
Without Cause: 6 months base salary (currently a total of $67,500) if Mr. Davies’ employment is unilaterally terminated by the Company without cause in the absence of a change of control of the Company having occurred.

The Company does not currently have any benefit plans. The Company bears the cost of individual medical insurance for Messrs Cummings and Davies.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth information with respect to all amounts of compensation provided to the non-executive directors of the Company for the most recently completed financial year. Mr. Cummings, who is the only director that is an officer of the Company, does not receive compensation in respect to his role as a director.

Name	Fees earned ($)	Option- based awards [6] ($)	Total
Leanne M. Baker [1]	12,000	15,250	27,250
R. Dennis Bergen [2]	12,000	15,250	27,250
Frederick T. Graybeal	10,000	15,250	25,250
Peter B. Nixon [3]	14,000	15,250	29,250
James J. Puplava	10,000	15,250	25,250
Stephen P. Quin [4]	14,000	15,250	29,250
Donald W. Young [5]	20,000	15,250	35,250

[1]	Chair of the Corporate Governance Committee
[2]	Chair of the Technical Committee
[3]	Chair of the Board of Directors
[4]	Chair of the Compensation Committee and the Nominating Committee
[5]	Chair of the Audit Committee
[6]
The weighted average fair value of stock options that were granted and vested during the year ended June 30, 2010 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: Risk-free interest rate 1.21%, estimated share price volatility 82%, expected lives 3 years. The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of Kimber’s stock.

During the financial year ended June 30, 2010 the compensation for the non-executive directors of the Company in their capacity as directors was:

–	a quarterly retainer of $2,500;
–	an additional quarterly retainer of $4,000 to the Chair of the Board of Directors;
–	an additional annual retainer of $10,000, paid monthly, to the Chair of the Audit Committee;
–	an additional quarterly retainer of $500 to each other Committee Chair; and
–	a grant of 75,000 stock options to each non-executive director.

Incentive Plan Awards - Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth information in respect of all option-based awards outstanding at the end of the most recently completed financial year to the non-executive directors of the Company.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options [1] ($)
Leanne M. Baker	50,000 50,000 75,000 75,000	2.59 0.79 0.65 1.15	Nov. 9, 2011 Feb. 12, 2013 Jan. 29, 2014 Feb. 12, 2015	nil 3,500 15,750 nil
R. Dennis Bergen	50,000 30,000 50,000 75,000 75,000	1.50 1.95 0.79 0.65 1.15	Dec 7, 2010 April 12, 2012 Feb. 12, 2013 Jan. 29, 2014 Feb. 12, 2015	nil nil 3,500 15,750 nil
Frederick T. Graybeal	50,000 75,000 75,000	0.79 0.65 1.15	Feb. 12, 2013 Jan. 29, 2014 Feb. 12, 2015	3,500 15,750 nil
Peter B. Nixon	50,000 50,000 75,000 75,000	1.95 0.79 0.65 1.15	April 12, 2012 Feb. 12, 2013 Jan. 29, 2014 Feb. 12, 2015	nil 3,500 15,750 nil
James J. Puplava	30,000 50,000 75,000 75,000	1.95 0.79 0.65 1.15	April 12, 2012 Feb. 12, 2013 Jan. 29, 2014 Feb. 12, 2015	nil 3,500 15,750 nil
Stephen P. Quin	50,000 50,000 75,000 75,000	2.67 0.79 0.65 1.15	Dec. 18, 2011 Feb. 12, 2013 Jan. 29, 2014 Feb. 12, 2015	nil 3,500 15,750 nil
Donald W. Young	50,000 75,000 75,000	0.79 0.65 1.15	Feb. 12, 2013 Jan. 29, 2014 Feb. 12, 2015	3,500 15,750 nil

[1]
The value of the unexercised in-the-money options is the difference between the market value of the common shares and the exercise price of the options under the option-based award on June 30, 2010. The closing price of the common shares on June 30, 2010 on the TSX was $0.86.

The Company has no outstanding share-based awards.

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards for each director during the most recently completed financial year.

Name	Option-based awards – Value vested during the year [1] ($)
Leanne M. Baker	1,250
R. Dennis Bergen	1,250
Frederick T. Graybeal	1,250
Peter B. Nixon	1,250
James J. Puplava	1,250
Stephen P. Quin	1,250
Donald W. Young	1,250

[1]	The value of the options vested during the year is the difference between the market price of the common shares and the exercise price of the options under the option-based award on the vesting date.

The Company did not make any share-based awards during the most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table discloses prescribed information as of the end of the financial year ended June 30, 2010, for each category of compensation plan set out in the table:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights disclosed in column (a) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,705,715	$1.09	1,879,010 [1]
Equity compensation plans not approved by security holders	nil	nil	nil
Total	4,705,715	$1.09	1,879,010 [1]

[1]
The Kimber Resources Inc. 2007 Stock Option Plan provides for the reservation of a rolling 10% of the issued and outstanding common shares of the Company from time to time for the issuance of options. In addition, as of June 30, 2010 there were an additional 216,333 shares that had not been listed on the TSX and AMEX which will be available for future issuance upon being listed. See “PARTICULARS OF MATTERS TO BE ACTED UPON - Approval of Unallocated Options Under Kimber Resources Inc. 2007 Stock Option Plan” below.

2002 and 2007 Stock Option Plans

The Company has two (2) stock option plans, the Kimber Resources Inc. 2002 Stock Option Plan (the “2002 Plan”) and the Kimber Resources Inc. 2007 Stock Option Plan (the “2007 Plan”), neither of which contain provisions permitting the Company to transform a stock option into a stock appreciation right. The 2007 Plan, approved by the shareholders on December 12, 2007 and effective from that date, supersedes the 2002 Plan and no further options have been or will be granted under the 2002 Plan. Since the 2007 Plan does not have a fixed maximum common shares under the 2007 Plan the rules of the TSX provide that every three years following the adoption of the 2007 Plan, all unallocated options under the 2007 Plan must be approved by i) a majority of the listed issuer's directors, and ii) subject to certain exceptions set out in the TSX rules, the Company’s shareholders. Insiders of the Company entitled to receive a benefit under the 2007 Plan are not eligible to vote their securities in respect of the approval unless the aggregate of the Company’s common shares i) issued to insiders of the Company, within any one year period, and ii) issuable to insiders of the Company, at any time, under the 2007 Plan, or when combined with all of the Company's other security based compensation arrangements, could not exceed 10% of the Company's total issued and outstanding common shares. The Company does not have any security based compensation arrangements other than the 2002 Plan and the 2007 Plan and in accordance with the terms of the 2007 Plan the aggregate of the Company’s common shares issued to insiders of the Company, within any one year period, and issuable to insiders of the Company, at any time, under the 2007 Plan, cannot exceed 10% of the Company's total issued and outstanding common shares.

The shareholders of the Company will be asked to approve all unallocated options, rights or entitlements under the 2007 Plan at the Meeting. SEE “PARTICULARS OF MATTERS TO BE ACTED UPON”

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director, employee, or former executive officer, director, employee of the Company or any of its subsidiaries has been at any time during financial year ended June 30, 2010 indebted to the Company or its subsidiaries nor, at any time since the beginning of the financial year ended June 30, 2010, has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, proposed nominee for election as a director of the Company or any associate or affiliate of any such informed person or nominee for election as a director has any material interest, direct or indirect, in any material transaction in which the Company has participated since the commencement of the Company’s financial year ended June 30, 2010 or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have issued a set of guidelines for effective corporate governance and require that all listed Canadian companies disclose their approach to corporate governance.

The Company’s Board of Directors and senior management regard good corporate governance as fundamental to the effective and efficient operation of the Company. National Instrument 58-101 requires the Company to make disclosure of its corporate governance practices as they relate to the Corporate Governance Guidelines (the “Guidelines”) set out in National Instrument 58-201. The Company’s corporate governance practices are set forth in Schedule “A” to this Information Circular.

The Guidelines deal with, among other things, the makeup and independence of corporate boards. The Board of Directors presently has eight (8) directors, seven (7) of whom are independent. The definition of independence used by the Company is that used by the Canadian Securities Administrators, which is set out in section 1.4 of National Instrument 52-110 Audit Committees (“NI 52-110”). A director is independent if he has no direct or indirect material relationship to the Company. A “material relationship” is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of the director’s independent judgment. Certain types of relationships are also by their very nature considered to be material relationships and are specified in section 1.4 of NI 52-110.

Based on the regulatory definitions, one (1) of the Company’s eight (8) directors is not an independent director. Dr. Leanne M. Baker, R. Dennis Bergen, Frederick T. Graybeal, Peter B. Nixon, James J. Puplava, Stephen P. Quin, and Donald W. Young are independent directors. Gordon Cummings, the President and CEO of the Company, as an officer of the Company, is not an independent director.

AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Company's Audit Committee is attached as Schedule "B" to this Information Circular.

Composition of the Audit Committee

The members of the Audit Committee are Donald W. Young, R. Dennis Bergen and Peter B. Nixon, each of whom is an independent director and is financially literate as such term is defined in National Instrument 52-110 ("NI 52-110") of the Canadian Securities Administrators.

Relevant Education and Experience

Donald W. Young
Donald Young, Chair of the Audit Committee, is a Fellow of the Institute of Chartered Accountants of B.C. and was an audit partner with the accounting firm of KPMG LLP until his retirement in September 2005. While at KPMG LLP, Mr. Young’s practice included audits of financial statement and assessments of the effectiveness of management’s controls and systems. Since March 2006, he has worked as a corporate director. He is currently a member of the audit committee of Dundee Precious Metals Inc. and Chair of the British Columbia Safety Authority’s audit committee. Prior to joining KPMG LLP, Mr. Young worked for Placer Development Ltd. (now Barrick Gold Corporation).

R. Dennis Bergen
Mr. Bergen graduated from the British Columbia Institute of Technology in 1972 with a diploma in mining technology and from the University of British Columbia in 1979 with a B.A.Sc. (Mineral Engineering). He is a member of the Association of Professional Engineers of British Columbia (P. Eng.) and has over 30 years of experience in engineering, supervisory and management positions in the mining industry. He has held a number of senior management positions, including Vice President Operations for Wheaton River Minerals Ltd. from May 1997 until December 2003. His experience includes project and corporate evaluation as related to potential and successful acquisitions as well as budgeting for projects and operating mines and reporting against budgets for projects and operating mines.

Peter B. Nixon
Mr. Nixon graduated from McGill University with a Bachelor of Arts degree in 1968. . He spent more than three decades in the investment industry, specializing in the natural resource sector and working primarily in research and institutional sales. He helped found the investment firm of Goepel Shields & Partners and was subsequently President of the firm’s U.S. subsidiary. He later joined Dundee Securities as President of its U.S. subsidiary. Since retiring in 2001 Mr. Nixon attended the Rotman School of Continuing Education in Financial Literacy for Directors. He is now a director and sits on the Audit Committees of other publicly-traded natural resource companies.

Reliance on Certain Exemptions
At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemptions referred to in Sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6, 3.8 and part 8 of NI 52-110.

Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures
The Audit Committee pre-approves all services provided by the independent auditors. See the Audit Committee Charter attached as Schedule “C”. The Audit Committee has considered the nature and amount of the fees billed by the Company’s auditors and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining their independence.

AUDITORS

Deloitte & Touche LLP, Chartered Accountants, (“Deloitte”) of Vancouver, British Columbia are independent auditors of the Company. Deloitte and Touche LLP were first appointed auditors of the Company on December 10, 2008.

Auditors’ Fees

See “ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES” in the Company’s Form 20-F which is available on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov/edgar.shtml.

PARTICULARS OF MATTERS TO BE ACTED UPON

The Company intends that the matters set out below will be presented to the Meeting for shareholders’ approval. Unless otherwise instructed, or unless the shareholder's instructions are uncertain as they relate to the election of the directors and the approval of the other matters to come before the Meeting, the persons named in the enclosed form of proxy intend to vote for all of management’s nominees for election as directors and to vote in favour of the approval of the other matters set out below.

Election of Directors

The shareholders will be asked to re-elect the eight (8) directors listed in the table below to serve until the next annual general meeting of the shareholders or until their successors have been elected or appointed. The term of office for all of the directors expires at the Meeting.

The following table and the notes thereto state the name of each proposed director being the name of the individuals nominated by management for election as directors, their province/state and country of residence, the period during which they have served, and their principal occupation.

Proposed Directors

Name and Residence of Directors, Present Offices Held and Period Served	Principal Occupation	No. of Common Shares Beneficially Owned [7]
Leanne M. Baker [3,5,6] California, USA Dr. Baker has been a director since October 30, 2006.	Managing Director of Investor Resources LLC, a consultant to companies in the mining and financial services industries since January 2002.	112,500
R. Dennis Bergen [1,4,5,6] British Columbia, Canada Mr. Bergen has been a director since December 7, 2005.	Consulting Engineer since August 2006 and General Manager, Cantung Mine, NWT from June 2005 to July 2006. Prior to that he was a self-employed Mining Consultant from	10,000

Gordon Cummings [6] British Columbia, Canada Mr. Cummings has been a director since November 18, 2007	President and Chief Executive Officer of the Company since October 31, 2008 and prior to that he was Chief Financial Officer of the Company from July 2006. Previously Mr. Cummings was President and Chief Executive Officer of Horizons Funds Inc. from January 2002.	51,000
Frederick T. Graybeal [2,5,6] New Jersey, USA Dr. Graybeal has been a director since February 5, 2008,	President, Chief Executive Officer and director of Maximus Ventures Ltd. from 2004 to 2006. He currently consults on mineral exploration projects.	5,000
Peter B. Nixon 1, 3, 6, Ontario, Canada Mr. Nixon has been a director since March 1, 2007.	Retired since 2001. Mr. Nixon is currently a corporate director for a number of companies.	30,000
James J. Puplava [2,6] California, USA Mr. Puplava has been a director since May 28, 2004.	President, Puplava Financial Services Inc. (a financial advisory firm wholly-owned by Mr. Puplava and his spouse) since 1985	5,590,956
Stephen P. Quin [2,4,6] British Columbia, Canada Mr. Quin has been a director since December 12, 2006.	President and Chief Operating Officer of Capstone Mining Corp., a public mining company, and previously President and Chief Executive Officer of Sherwood Copper Corp. from September 2005 until its acquisition by Capstone Mining Corp. in November 2008 Prior to that Mr. Quin was Executive Vice President of Miramar Mining Corp.	10,000
Donald W. Young [1,3,4,6] British Columbia, Canada Mr. Young has been a director since February 5, 2008.	Mr. Young is a Chartered Accountant and was with the accounting firm of KPMG LLP until his retirement as a Partner in September 2005. Since March 2006, he has worked as a corporate director	40,000

[1]	Member of the Audit Committee
[2]	Member of the Compensation Committee
[3]	Member of the Corporate Governance Committee
[4]	Member of the Nominating Committee
[5]	Member of the Technical Committee
[6]	Member of the Environmental and Safety Committee
[7]	Information as to common shares beneficially owned, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective directors individually.

The Company does not have an Executive Committee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a)
is, as at the date of the Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)
was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)
is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)
has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

All of the current directors have consented to serve as directors if elected.

Approval of Unallocated Options Under Kimber Resources Inc. 2007 Stock Option Plan

The shareholders will be asked to approve all unallocated options, rights or entitlements under the Kimber Resources Inc. 2007 Stock Option Plan (the “2007 Plan”). The 2007 Plan has a “rolling maximum” number of shares reserved for issuance equal to 10% of the Shares of the Company issued and outstanding at the time of granting of options, and under the rules of the TSX, all unallocated options, rights or entitlements under such plans must be approved by the Company’s shareholders every three years following their adoption.

Management therefore seeks shareholder approval for a resolution approving all unallocated options, up to the 10% rolling maximum limit specified in the Plan (the “Stock Option Plan Resolution”), which approval will be effective for a further three years until 2013. The Stock Option Plan Resolution requires the approval of the majority of votes cast by shareholders voting in person or by proxy at the Meeting. As the 2007 Plan includes the insider participation limits specified by the TSX, insiders are not restricted from voting on the Stock Option Plan Resolution.

All options which are currently outstanding under the 2002 Plan and the 2007 Plan will continue to be outstanding under the Plan. The Company had a total of 68,030,586 Shares issued and outstanding on November 10, 2010 and the aggregate maximum number of Shares that may be reserved for issuance under the 2007 Plan is 10% of the issued and outstanding Shares of the Company, which as at November 10, 2010 was equal to 6,803,058 Shares. As at November 10, 2010, there were 6,564,725 common shares (9.65% of the Company’s issued and outstanding common shares) reserved and listed for issuance upon the exercise of options, consisting of 1,602,000 options granted under the 2002 Plan and 2,853,715 options granted under the 2007 Plan. Accordingly, as at November 10, 2010 there remain 2,347,343 unallocated options available for issuance under the 2007 Plan (including 236,333 which have not been listed on the TSX and AMEX), representing approximately 3.5% of the Company’s issued and outstanding Shares.

The Board of Directors has approved some minor clerical amendments to the 2007 Plan which the Shareholders will be asked to approve. A copy of the2007 Plan showing the amendments will be available to the shareholders at the Meeting

The Board of Directors recommends that shareholders vote in favour of the Stock Option Plan Resolution. The persons named in the accompanying proxy will vote for the approval of the Stock Option Plan Resolution, unless the shareholder has specified in the proxy that his or her shares are to be voted against such resolution.

Shareholders are being asked to pass the following ordinary resolution:

“RESOLVED THAT the minor clerical amendments approved by the directors to the Kimber Resources Inc. 2007 Stock Option Plan (the “2007 Plan”) are hereby approved, that all unallocated stock options under the 2007 Plan are hereby authorized and approved for future issuance under the 2007 Plan until December 8, 2013 and that any one director or officer of the Company be and is hereby authorized to take such action and to execute and deliver such documents, whether on behalf of or in the name of the Company or otherwise, as such person may, in his or her discretion, consider to be necessary or desirable to carry out the intent and purpose of this resolution.”

If the shareholders fail to pass the above resolution the Company cannot grant any further options and any options that expire will not be available to be re-granted.

A copy of the 2007 Plan with the amendments can be obtained by contacting the Company’s Chief Financial Officer.

Description of the 2007 Plan

The 2007 Plan has the following key features:

Eligibility.

Options to purchase unissued common shares may be granted under the 2007 Plan to any person who is a Service Provider, meaning any Director, Employee, Management Company Employee, Consultant or Officer, as those terms are defined in the 2007 Plan. An option, once granted, is not assignable by an option holder.

Shares Issuable.

The 2007 Plan provides for the reservation of a rolling 10% of the issued and outstanding common shares of the Company from time to time for the issuance of options, provided that the number reserved for issue is reduced by the number of options outstanding pursuant to the 2002 Plan.

Options Issuable to Insiders.

Under the 2007 Plan the number of common shares (i) issued to insiders, within any one year period and (ii) issuable to insiders at any time, under the 2007 Plan and under all other security based compensation arrangements of the Company, if any, cannot exceed 10% of the number of common shares that are outstanding from time to time.

Exercise Price.

The exercise price of the options granted under the 2007 Plan is generally the closing price of the common shares on the TSX on the last trading day immediately preceding the date of the grant. If the common shares trade on another exchange instead of the TSX there are provisions for using the closing price on the last trading day immediately preceding the date of the grant on that exchange. However, under the 2007 Plan if the Board determines that such closing price is not a representative price, the exercise price will be the weighted average of the trading prices for the common shares on the five trading days before the date of the grant, subject to the approval of any stock exchange having jurisdiction. If the policies of the exchange on which the common shares trade permit the Board to establish a exercise price for options at a discount to the closing price or prices referred to above, then the Board may, at its sole discretion, establish an exercise price that reflects a discount, up to the maximum discount so permitted. No such discount is currently permitted by the TSX and no options have been granted by the Company at a price lower than the closing price of the common shares on the last trading day immediately preceding the date of the grant of an option under either plan.

Vesting.

The 2007 Plan provides generally for vesting over 18 months, however under the 2007 Plan the Board may in its discretion establish a vesting schedule that is shorter or longer than 18 months. In addition, under the 2007 Plan if the optionee is a director of the Company whose term of office expires and such director is not re-elected at the general meeting of shareholders when the director’s term expires, all options which would vest within 15 months of the date on which the director ceases to be a director shall immediately vest. Vesting may be accelerated in the event of a Change of Control of the Company or a Take Over Bid as those terms are defined in the plans.

Term.

While the Board may fix the term of any option granted under both plans, no option may be exercisable for a term exceeding five years from the date of grant of the option, provided however, if the expiry date of any vested option falls on a date upon which the optionee is prohibited from exercising the option due to a black-out period or other trading restriction imposed by the Company or any regulatory authority, then the expiry date of such option will be automatically extended to the tenth (10th) business day following the date the relevant black-out period or other trading restriction imposed by the Company or any regulatory authority is lifted, terminated or removed.

Cessation of Entitlement.

Under the 2007 Plan if an optionee ceases to be a person entitled to an option under the plan, any option held by such optionee may be exercised following the date on which such optionee left the employ or service of the Company or any of its subsidiaries or affiliates at any time prior to the expiry date of the option as follows:

(a)
in the case of the death of an optionee, any option held by him at the date of death will become exercisable, whether or not the optionee was eligible to exercise the option in whole or in part at the date of the optionee's death, but only by the person or persons to whom the optionee's rights under the option shall pass by the optionee's will or laws of descent and distribution. Any such option shall be exercisable only until the earlier of (i) the date which is 12 months after the date of death and (ii) expiration of the term of the option;

(b)
if an optionee ceases to be a person entitled to an option under the plan due to the optionee's disability (as determined by the Board), any option held by such optionee may be exercised until the earlier of (i) the date which is 12 months after the date of death and (ii) expiration of the term of the option, but only to the extent that the optionee was eligible to exercise the option at the date the optionee ceases to be a person entitled to an option under the plan;

(c)
if an optionee ceases to be a person entitled to an option under the plan (other than as a result of termination with cause), any option held by such optionee may be exercised for a period of 90 days following the date on which such optionee ceases to be a person entitled to an option under the plan, but only to the extent that the optionee was eligible to exercise the option at the date the optionee ceases to be a person entitled to an option under the plan; and

(d)
if an optionee is dismissed from employment or service for cause, the option and all rights that have accrued to the optionee to the date of termination may be exercised for a period of 10 days following the date of termination, but only to the extent that the optionee was eligible to exercise the option at the date of termination.

Notwithstanding the forgoing no option may be exercised beyond the expiry of its term. Except in the case of death of the optionee as described above, a stock option is not assignable by the optionee

Amendments.

The 2007 Plan provide that the Board in its absolute discretion, may amend, modify or terminate the plan, provided however, that no such amendment or termination may alter or impair in any materially adverse fashion any then outstanding option previously granted to an optionee under the plan without the consent of such optionee. Any amendment to any provisions of the 2007 Plan will be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the common shares. Further, the 2007 Plan provides that the Company shall obtain disinterested shareholder approval for:

(a)	any reduction in the exercise price payable by an optionee pursuant to his option if such optionee is an insider of the Company at the time of the proposed reduction; and

(b)	any other amendment of the terms of any option granted under the Plan if the optionee holding such option is an insider of the Company at the time of such amendment.

Expired Options Under the 2002 Plan.

To the extent that an option granted under the 2002 Plan expires or is cancelled or terminated without having been exercised the number of options which expire, are cancelled or terminate shall be available for grant under the 2007 Plan.

Appointment of Auditors

Shareholders will be asked to vote for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, (“Deloitte”) as auditors of the Company for the year ending June 30, 2011. Deloitte has been the Company’s independent auditors since being first appointed on December 10, 2008.

Under the Company’s Articles, the Board has the authority to fix the auditors’ remuneration and will do so.

Other Business

Management is not aware that any matters will be brought before the Meeting other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on such matters in accordance with their best judgment. Execution of the enclosed proxy shall not be construed as either approval or disapproval of any of the reports or financial statements referred to in Item 1 of the Notice of Meeting.

ADDITIONAL INFORMATION

Additional information including the Company’s financial information is available on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov/edgar.shtml and on the Company’s website, www.kimberresources.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the financial year ended June 30, 2010. Copies of the Company’s comparative financial statements and Management’s Discussion and Analysis can be obtained by contacting the undersigned.

For further information please contact the undersigned at:

North American Toll Free Number 1-866-824-1100

Dated this 10th day of November, 2010 at Vancouver, British Columbia.

By Order of the Board

“Gordon Cummings”

Gordon Cummings
President and Chief Executive Officer

SCHEDULE “A”

Form 58-101F1
CORPORATE GOVERNANCE DISCLOSURE

	REQUIREMENT	COMMENTS
1.
Disclose whether or not the majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
The majority of the directors are independent.

2.	Disclose if any of the directors are directors of any other reporting issuer (or an issuer with equivalent status) and name the other issuer.
Leanne M. Baker is a director of:

1. Agnico-Eagle Mines Ltd.
2. Reunion Gold Corp.
3. US Gold Corporation

Peter B. Nixon is a director of:

1. Dundee Precious Metals Inc.
2. Reunion Gold Corporation
3. Stornoway Diamond Corporation

Stephen P. Quin is a director of:

1. Capstone Mining Corp.
2. Mercator Minerals Ltd.
3. Rare Element Resources Ltd.
4. Troon Ventures Ltd.
5. Bear Lake Gold Ltd.
6. Chalice Gold Mines Limited

Donald W. Young is a director of:

1. Dundee Precious Metals Inc.

3.	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.
At the end of most of the board meetings there is a meeting of independent directors. To management’s knowledge since the beginning of the Company’s financial year ended June 30, 2010 until November 9, 2010 the directors have held 9 meetings at which only independent directors have been present.

4.
Disclose whether or not the Chair of the board is an independent director. If the board has neither a Chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Peter B. Nixon, an independent director, is Chair of the board. The role and responsibilities of the Chair are set forth in Section 12 of the Company’s Board Manual, “Duties of the Chair of the Board”, a copy of which is attached as Exhibit 1 to this Schedule “A”.

5.	Disclose the attendance record of each director for all board meetings held since the beginning of the Company's most recently completed financial year.

The Company has held 16 board meetings since the beginning of the Company’s most recently completed financial year until November 9, 2010.  The attendance record of each director for all board meetings held since July 1, 2009 to November 9, 2010 is as follows :

Leanne M. Baker - 16 meetings attended;
R. Dennis Bergen - 16 meetings attended;
Gordon Cummings - 16 meetings attended;
Frederick T. Graybeal - 15 meetings attended;
Peter B. Nixon - 16 meetings attended;
James J. Puplava - 10 meetings attended;
Stephen P. Quin - 16 meetings attended;
Daonald W. Young - 16 meetings attended.

6.	Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The board has adopted a written statement of its Roles and Responsibilities, a copy of which is attached as Exhibit 2 to this Information Circular.

7.
Disclose whether or not the board has developed written position descriptions for the Chair and the Chair of each board committee. If the board has not developed written position descriptions for the Chair and/or the Chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The board has developed written position descriptions for the Chair of the board and has adopted Charters for each board committee in which the duties of the Chair of each committee are set forth.

8.
Disclose whether or not the board and  CEO have developed a written position  description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The board and Gordon Cummings, the President and CEO, have defined the role and responsibilities of the CEO in Mr. Cummings’ written employment agreement and agree upon the key objectives for the calendar year on an annual basis.

9.
Describe briefly the measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

A new director will spend time with the CEO and other members of management of the Company who will acquaint the new director with the role of the board, its committees and the directors. The Company has developed a Board Manual which will be given to each new director and sets out all information necessary to provide the directors with appropriate background and governance information.

In respect to the operations of the Company, the directors have an opportunity to meet with members of senior management at all times to discuss the nature and operations of the Company’s business, but directors recognize that individual directors have no direct authority over management except when it has been conferred by the board.

10	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.
The Company alerts the directors to continuing education programs that might be appropriate for the directors and the Company is prepared to pay, and has paid, the cost of courses taken by the directors to further their knowledge and expertise as corporate directors.

11
Disclose whether or not the board has adopted a written code for the directors, officers and employees and:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the Company's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board has adopted a Code of Conduct subtitled “A Commitment to Ethical Business Conduct”, a copy of which Code of Conduct is attached as Exhibit 3 to this Schedule “A”.

A copy of the Code of Conduct is available on the Company’s website at www.kimberresources.com.

The board relies upon the integrity of the Company’s directors, officers and employees to comply with the Code of Conduct and the directors will take action where any breach of the code is brought to their attention. Each director, officer and employee is required to provide an annual certificate to the effect that they have read, acknowledged and agreed to comply with the Code of Conduct. The Company has adopted a whistleblower policy and established an Ethics Hotline for reporting concerns and complaints regarding, accounting, internal controls and auditing matters as well as serious violations of any Company policy, fraud or serious misconduct. The Ethics Hotline is managed by an independent, outside service provider to ensure confidentiality and/or anonymity. All complaints are to be reported promptly to the Audit Committee for review or possible action.

No conduct of a director or executive officer that constitutes a departure from the Code of Conduct has been brought to the attention of the board and consequently there have been no material change reports filed since the beginning of the Company's most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

12
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Where a director or executive officer has a material interest in a transaction or agreement being considered, that individual is expected to declare that interest and abstain from voting in respect to the matter.

13	Describe any other steps the board takes to encourage or promote a culture of ethical business conduct.
The board as a whole, and the members of the board individually, all expect that each and every person acting on behalf of the Company will act in accordance with the law and in an ethical matter. Management of the Company has attempted to build an image of conservative integrity in all of its dealings.

14	Describe the process by which the board identifies new candidates for board nomination.
Individual members of the board and management from time to time identify potential candidates for nomination to the board. Management or members of the board who know the particular individual will make contact with the person to discuss the possibility of joining the board. Before any decision is made on a proposed individual for nomination to the board, the person is reviewed by the Nominating Committee and recommendations are made to the board as a whole.

15
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed of independent directors, describe what steps the board takes to encourage an objective nomination process.
The board has established a Nominating Committee composed entirely of independent directors.

16	Describe the responsibilities, powers and operation of the Nominating Committee.
The Nominating Committee meets at least once a year to consider nominations for election to the board. From time to time during the year, if necessary, the Nominating Committee will meet for the consideration of the names of potential candidates. Generally, a member of the Nominating Committee is charged with the responsibility of interviewing and discussing membership on the board of directors, however the Chair of the board will also interview a suggested candidate.

17	Describe the process by which the board determines the compensation for the Company’s directors and officers.
The Company has a Compensation Committee which is responsible for considering and recommending to the board the compensation of the Company’s directors and officers. Management is responsible for providing to the Compensation Committee data on comparable compensation levels for other companies in the junior exploration and development business and to make recommendations for compensation for directors and officers. The Compensation Committee gives consideration to those recommendations and makes its own recommendations to the board.

18
Disclose whether or not the board has a Compensation Committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The board currently has a Compensation Committee composed of three independent directors.

19	If the board has a compensation committee, describe the responsibilities powers and operations of the Compensation Committee.	The responsibilities of the Compensation Committee are set out in the committee’s Charter which is attached as Exhibit 4 to this Schedule “A”.

20
If a compensation consultant or advisor has, at any time since the beginning of the Company’s most recently completed financial year, been retained to assist in determining compensation for any of the Company’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the Company, state that fact and briefly describe the nature of the work.

During the financial year ended June 30, 2010 the Compensation Committee retained the services of Coopers Consulting (the “Consultant”) to carry out a review of the Company’s officers’ compensation and to benchmark the individual officer’s compensation against a group of 19 comparator companies. At the request of the Committee the Consultant provided a report outlining the competitive market for the positions held by the Company’s officers and a summary of compensation data for use by the Compensation Committee in making its recommendations to the board on officers’ compensation levels.

21	If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.
The Company has established a Corporate Governance Committee for the purposes of considering and making recommendations to the Board of Directors concerning appropriate governance policies to guide the Company, its officers and directors.

The Company has also established a Technical Committee for the purpose of overseeing technical aspects of the operational performance of the Company and providing assistance to the board on such technical aspects.

The Company has an Environmental and Safety Committee for the purposes of overseeing the environmental and safety performance of the Company.

22
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The board carries out an annual self-assessment of its performance coordinated by the Corporate Governance Committee. Each of the directors is sent a questionnaire by the Chair of the Corporate Governance Committee to be completed and returned to the Chair of the Committee. The results of the questionnaire are collected, reviewed and the results reported to the board for its consideration by the Chair of the Corporate Governance Committee.

EXHIBIT 1

DUTIES OF THE CHAIR OF THE BOARD

I.	INTRODUCTION

A.
The Chair works with the CEO, and manages the Board, including its committees. In performing these roles, the Chair, as the presiding Board member, must ensure that these relationships are effective and efficient and further the best interests of the Company.

B.	The Chair is appointed by the Board.

II.	WORKING WITH MANAGEMENT

A.
The Chair acts as the principal sounding board and counselor for the CEO, including helping to define problems, influence strategy, maintain accountability, build relationships and ensure the CEO is aware of concerns of the Board, shareholders and other stakeholders.

III.	MANAGING THE BOARD

A.
The Chair ensures that the Board has full governance of the Company’s business and affairs and that the Board is alert to its obligations to the Company, shareholders, management, other stakeholders and under the law.

B.	The Chair provides strong leadership of the Board, assist the Board in reviewing and monitoring the aims, strategy, policy and directions of the Company and the achievement of its objectives.

C.
The Chair communicates with the Board to keep it up to date on all major developments, including avoiding surprises through timely discussion of potential developments and insuring the Board has a sufficient knowledge base to permit it to comfortably and properly make major decisions when such decisions are appropriate.

D.	Chair all Board meetings in person.

E.	Attend committee meetings when he/she determines it appropriate to do so.

F.	Work closely with the CEO to co-ordinate the agenda and related events for Board meetings.

G.	In conjunction with the Nominating Committee:

(i)
Recommend the committees of the Board and their composition, review the need for, and the performance and suitability of, those committees and recommend to the Board such adjustments as are deemed necessary from time to time.

(ii) Recommend the frequency of the Board meetings and review such frequency from time to time as considered appropriate or as requested by the Board.

H.	Review and assess annually, director attendance, performance and compensation as well as the size and composition of the Board, all in conjunction with any relevant committees of the Board.

IV.	RELATIONS WITH SHAREHOLDERS, OTHER STAKEHOLDERS AND THE PUBLIC

A.	Chair all meetings of shareholders.

B.
Monitor compliance with the Company’s Code of Conduct and take action when he/she becomes aware of any material deviation from any of the Company’s stated policies or any illegal or unethical behavior by an employee or representative of the Company and report to the Board at least annually on the outcome of all such incidents.

EXHIBIT 2

ROLES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

I.	DUTIES AND RESPONSIBILITIES

The Board of Directors is responsible under law for the management of the Company’s business and its affairs. It has the statutory authority and obligation to protect and enhance the assets of the Company in the interest of all shareholders.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, the best interest of the Company must be paramount at all times.

The involvement and commitment of directors is evidenced by regular Board and committee meeting attendance, preparation and active participation in setting goals, and requiring performance in the interest of all shareholders.

While the Board is called upon to “manage” the business, this is done by proxy through the Chief Executive Officer, who is charged with the day-to-day leadership and management of the Company. The CEO’s prime responsibility is to lead the Company. The CEO formulates Company policies and proposed actions and presents them to the Board for approval. The Board approves the goals of the business, the objectives and policies within which it is managed, and then steps back and evaluates management performance. Reciprocally, the CEO keeps the Board fully informed of the Company’s progress towards the achievement of its established goals and of all material deviations from the goals or objectives and policies established by the Board in a timely and candid manner. Once the Board has approved the goals, strategies and policies it must act in a unified and cohesive manner in supporting and guiding the CEO.

The Board believes that the CEO speaks for Kimber Resources Inc. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with The Company. However, it is expected that Board members would do this only with the knowledge of the CEO and, in most instances, at the request of the CEO.

The President will be the Chief Executive Officer of the Company. The duties of the President and Chief Executive Officer are set out in Section 11.

The Company Board supports the concept of the separation of the role of Chair from that of President and CEO. The Board is able to function independently of management when necessary and the Chair’s role is to effectively manage and provide leadership to the Board.

Section 9 outlines the general legal obligations of the Board and Section 10 provides a statement by the Board regarding the definition of their responsibilities. The Chair’s duties and responsibilities are set out in Section 12.

II.	PERFORMANCE EVALUATION

A.	CEO Evaluation

One of the most important aspects of effective governance is the relationship between the CEO and the Board. It is critical that the Board be fully informed and that the CEO has a forum for drawing on the wisdom and experience that exists within the Board.

A CEO review process at least once a year ensures that this communication takes place. It allows for a full and healthy dialogue between the Board and the CEO regarding corporate and individual performance. The performance review process for the President and CEO is set out in Section 13.

B.	Board Evaluation

The Board is committed to establishing a process for evaluating its own performance on an annual basis. The review process is also an opportunity to provide input to the Chair on his/her performance.

The proposed Board evaluation process is outlined in Section 14. This assessment is designed to evaluate the Board’s contribution as a whole and to review areas in which the Board believes a better contribution can be made. Its purpose is to increase the effectiveness of the Board, not to target individual Board members.

III.	BOARD COMPOSITION

A.	Board Membership

The Nominating Committee is responsible for reviewing with the Board on an annual basis the appropriate skills and characteristics required of Board members in the context of the current makeup of the Board and the future strategies of the Company.

This assessment should include issues of diversity, age and skills – all in the context of an assessment of the perceived needs of the Board at that point in time.

The Board itself is responsible for selecting nominees for election or appointment to the Board on the recommendation of the Nominating Committee.

B.	Board Size

The Board presently believes that eight directors is an appropriate size. The Company’s Articles provide that the Board may appoint an additional director between Annual Meetings to hold office until the next AGM at which the additional director may stand for election. All of the directors are elected for a single year term, subject to being able to be re-nominated and re-elected for additional one year terms.

C.	Independent Directors

"Independent director" means a person other than an executive officer of the Company. No director qualifies as independent unless the issuer's board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who shall not be considered independent:

(a) a director who is, or during the past three years was, employed by the company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);

(b) a director who accepted or has an immediate family member who accepted any compensation from the company in excess of $75,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service,
(ii)	compensation paid to an immediate family member who is an employee (other than an executive officer) of the company,
(iii)	compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year), or
(iv)	benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(c) a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

(d) a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

(e) a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer's executive officers serve on the compensation committee of such other entity; or

(f) a director who is, or has an immediate family member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years;

(g) a director who owns or controls 10% or more of a class of the Company’s securities or is able to affect materially the control of the Company (either alone or acting in concert with others).

IV.	MEETINGS

The Board will meet on a scheduled basis four times per year and more frequently if required. The independent directors will hold at least one meeting each year at which non-independent directors and members of management are not in attendance. The directors will be given an opportunity to meet without the members of management at the end of each Board meeting. The Chair, with the assistance of the CEO of the Company, will be responsible for establishing the agenda for Board meetings.

The Chair in consultation with the CEO shall solicit from the members of the Board recommendations as to matters to be brought before the Board and shall ensure that such matters receive a fair hearing. The Chair shall have the same voting powers as all directors and will determine, consistent with the Company’s by-laws, which matters require a vote.

A meeting agenda and background material on agenda items will be provided prior to each meeting so that Board members have an opportunity for advance review of the relevant materials. Directors should expect to spend at least several hours preparing for Board meetings and are expected to attend the scheduled meetings in person.

As a matter of principle directors should always be aware whether they are discussing issues or proposals for “discussion” or for “decision”.

A.	Non-Directors at Board Meetings

The Board is comfortable with the attendance of non-Board members who are invited by the Board and CEO to make presentations.

Should the Chief Executive Officer want to add additional people as attendees on a regular basis, it is expected that this suggestion would be made to the Board for its concurrence.

B.	Board Access to Senior Management

The Board encourages management, from time to time, to bring employees into Board meetings who can provide additional insight into the items being discussed and/or have potential and should be given exposure to the Board.

If a Board member is in the unusual situation of having to contact an employee directly, it is assumed that the Board member will use his/her judgment to ensure that this contact is not distracting to the business operation of the Company. The Chief Executive Officer and the Chair should be advised of such contact and, if in writing, should be copied to them.

V.	BOARD INFORMATION

The President and CEO will write a monthly report to the directors outlining major accomplishments and issues.

For important discussions that demand a thorough debate of various courses of action, management will send out a summary describing the issues.

The summary should conclude with management’s recommendations, including an acknowledgment and summary of the risks. The directors should receive this information and analysis in time to make telephone calls for clarification or to obtain more facts.

It is important that the Board receives information which describes where the Company is going, how it intends to get there and what are the chances that it is going to reach its goals.

As a general rule, presentations on specific subjects should be sent to the Board members in advance so that the Board meeting time may be conserved and discussion time focused on relevant questions. On those occasions in which the subject matter is too sensitive to put on paper, the presentations will be discussed at the meeting.

VI.	STRATEGIC PLAN

The CEO, with the support of the Board, is responsible for leading the Company into the future and therefore must ensure that there are long term goals and strategies in place.

The initiative for developing and modifying the corporate strategy must come from management.

The Board is also responsible for monitoring management’s success in implementing the strategy and ensuring it is modified appropriately.

The Board may assist in the development of the strategy, act as a resource, contribute ideas and ultimately approve the strategy. However, management will initiate and lead this process.

VII.	BOARD COMMITTEES

A.	Committees

The Company Board has established the following committees:

•	Audit Committee
•	Compensation Committee
•	Environmental and Safety Committee
•	Nominating Committee
•	Corporate Governance Committee
•	Technical Committee

The Charter for each of the committees is outlined in Sections 15 through 20.

There will, from time to time, be occasions in which the Board may want to form a new committee or disband a current committee depending upon the circumstances.

B.	Committee Membership

The Chair, in consultation with the Chief Executive Officer and with consideration of the desires of individual Board members, is responsible for recommending Board members to various committees.

Consideration will be given to rotating committee members periodically but the Board does not feel that such a rotation should be mandated as a policy since there may be reasons at a given point in time to maintain an individual director’s committee membership for a longer period.

The Chair of a committee presides at all meetings of the committee and is responsible to see that the work of the committee is well organized and proceeds in a timely fashion.

C.	Committee Meetings and Agendas

The committee Chair, in consultation with committee members, will determine the frequency and length of the meetings of the committee. The Chair of the committee, in consultation with the CEO or the appropriate senior manager, will develop the committee’s agenda.

D.	Committee Responsibilities

Committees analyze in depth, policies and strategies consistent with their terms of reference, which are developed by management. They examine proposals and where appropriate make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

A committee may, from time to time, request the assistance of external advisors whom the committee requires to research, investigate and report on matters within a committee’s terms of reference. Generally this request should be approved by the Board and co-ordinated through the CEO, however there may be circumstances where the committee in its judgment believes it is necessary to retain advisors directly. In such event the committee will inform the Corporate Governance Committee prior to engaging the advisor. If, as a result of the retention of such advisor, material information is discovered immediate notice of such information will be provided to the Disclosure Committee.

E.	Reporting

Each committee has the duty to report to the full Board all matters which it considers to be important for full Board consideration. All minutes of the committees of the Board should be attached to the Board minutes and forwarded to each member of the Board in a timely manner.

VIII.	DIRECTOR COMPENSATION

Remuneration of directors is established by the Board on the recommendation of the Compensation Committee and shall be generally in line with that paid by public companies of a similar size and type. The directors’ compensation is outlined in Section 22.

The Board encourages Board members to own shares in the belief that share ownership facilitates the directors’ identification with the interests of the shareholders however directors are not required to own shares of the Company.

Details of directors’ and officers’ liability insurance are outlined in Section 30.

X.	CORPORATE STANDARDS

The Board has the responsibility for ensuring the standards of conduct are established and followed by the Company.

The Company has established a Code of Conduct (see Section 26) and Environmental and Occupational Health and Safety Policies (see Section 23 and 24).

XI	DIRECTOR ORIENTATION

Upon being elected or appointed to the Board of Directors a new director will be provided with a copy of the Board Manual and will be given an opportunity to meet with the CEO and management of the Company on an individual basis for the purpose of acquainting them with the business and affairs of the Company. As time and circumstances permit all of the directors will be given an opportunity to visit the Company’s operations.

The Company will alert the directors to educational opportunities that it becomes aware of and will bear the reasonable costs of attendance at such courses, seminars, etc. as are approved by the Chair of the Board, and in the absence of the Chair, by the CEO.

EXHIBIT 3

CODE OF CONDUCT
A Commitment to Ethical Business Conduct

1	Introduction
2	Purpose of Code
3	Application of Code
4	Health & Safety
5	Respect for Kimber Personnel
6	Respect for Local Peoples
7	Compliance with the Law
8	Facilitation Payments
9	Entertainment and Gifts
10	Selection of Suppliers and Contractors
11	Financial Records
12	Conflicts of Interest
13	Outside Activities
14	Improper Influence – External Auditor
15	Trading in Securities of Kimber
16	Confidential Information
17	Use of Corporate Facilities, Equipment, Supplies, Information and Opportunities
18	Hiring of Relatives
19	Reporting Illegal or Unethical Behaviour (Whistleblowing)
20	Compliance with Corporate Policies
21	Management Can Not Override Controls
22	Waivers
23	Annual Certification
Appendix A

1	Introduction

Kimber Resources Inc. (“Kimber”) expects all directors, officers and employees of Kimber and its subsidiaries (collectively the “Company” and all such directors, officers and employees collectively “Kimber personnel”) to adhere to a high standard of personal and professional integrity and to avoid any conduct that might reflect unfavourably upon Kimber personnel or upon the Company.

The Company’s reputation will be a direct result of the integrity and competence of the people who conduct its business. Every Company director, officer and employee is a representative of the Company in his or her relationship with others including suppliers, contractors, customers, other employees, governments, investors, competitors, and the general public. The Company’s business goals are important and demanding, but they must be achieved honestly and ethically.

With these qualifications in mind, the Board of Directors of Kimber has adopted this Code of Conduct which sets forth the standards of behaviour which the Company requires of Kimber personnel.

Directors, officers and employees are encouraged to discuss the application of this Code to specific circumstances, and are required to report any contravention of the Code to the Business Ethics Officer of Kimber.

2	Purpose of the Code

This Code is to inform Kimber personnel of the ethical and business standards that the Company requires Kimber personnel to adhere to. It also covers procedures to be followed when there is uncertainty as to the right way to behave. While this Code covers the majority of circumstances individuals are likely to encounter, it cannot and does not attempt to provide a set of instructions for every situation. There is no substitute for Kimber personnel having a well-developed sense of right and wrong.

3	Application of the Code

The provisions of this Code are mandatory and apply to Kimber, its subsidiaries, all Kimber personnel and to joint-ventures managed by the Company.

Subsidiary companies are expected to adopt the Code and to disseminate its provisions to their employees. It will be the responsibility of the Chief Executive Officer of any subsidiary company to ensure that the provisions of this Code are complied with by that subsidiary and its directors, officers and employees. Compliance is expected under all circumstances. All Kimber personnel who have executive or managerial responsibilities are expected to ensure that the provisions of this Code are communicated to all employees reporting to him or her and must report any contravention of this Code promptly to the Business Ethics Officer of Kimber. The Code affirms in specific terms the Company’s commitment to uphold high moral and ethical standards and sets out basic behavioral standards required of those conducting its business.

Overzealousness, good intentions, the seeking of legal advice on anything other than a timely basis will not excuse violations of this Code. While the Company’s activities are subject to a variety of laws, legal standards and customs in the jurisdictions in which it operates, the Board of Directors of Kimber believes that honesty, integrity and fairness are the essential standards to be observed.

Actions, or failure to act, in contravention of the Code will be considered as unauthorized and outside the course of employment and will be subject to disciplinary actions, which may include dismissal for cause. The Company will not indemnify Kimber personnel for their costs which arise out of such conduct.

4	Health and Safety

All Kimber personnel will give the highest priority to the health and safety of their fellow employees, those who work with them, and the general public. The Company’s approach to health and safety is governed by the Company’s Occupational Health & Safety Policy and the committee of the Board of Directors of Kimber charged with that responsibility.

5	Respect for Kimber Personnel

The Company and its management and supervisory personnel will treat all Kimber personnel with respect, regardless of their race, national origin, religion, gender, sexual orientation, or any disability. No abusive or harassing conduct, including unwelcome sexual advances, will be tolerated.

6	Respect for Local Peoples

The Company, its management, and employees will treat the communities within which it operates, their people and their culture, with respect, and the well-being of those peoples will be a principal concern of the Company. The Company will work with the people of the communities in which it operates towards a mutually beneficial relationship.

7	Compliance with the Law

Kimber personnel will comply with all legal requirements applicable to the Company’s business, including The Corruption of Foreign Public Officials Act of Canada and the Foreign Corrupt Practices Act of the United States. Agreements or arrangements need not necessarily be in writing for contravention to be inferred from the conduct of the parties. If this Code does not cover a particular situation or if the application or interpretation of a local law is uncertain, or in circumstances where the proper course of ethical conduct is unclear, Kimber personnel should seek the assistance of their superior or, if a director, from the Board of Directors of Kimber who or which, if necessary, should seek competent legal advice from either a lawyer retained by such superior or Board of Directors or from Kimber’s counsel. If there is not sufficient time to obtain such advice, Kimber personnel should conduct themselves in a manner they would not hesitate to have fully and publicly disclosed. Supervisors, on learning of any contravention of this Code, shall take appropriate corrective action. Ignorance of the law is not a defense.

8	Facilitation Payments

Except in the exceptional circumstances listed below, no unlawful or otherwise improper payment or gift is to be made or offered with a view to assisting Kimber to obtain or retain business, to affect the enactment or enforcement of any laws, or otherwise to obtain favours.

In some countries, public officials may expect “facilitating payments” for performing routine functions. Such payments are illegal and Kimber personnel may not make them. The only exceptions are “facilitating payments” made to expedite or secure performance by a foreign public official of any act of a routine nature that is part of that person’s duties or functions, provided that such payment may not be made to influence a decision to award new business or to continue doing business with a particular party. Examples of “facilitating payments” that may be made in exceptional circumstances are payments for:

a)	passage at a police road block where payment is required to continue a journey;
b)	issuance of a permit, licence or other document to qualify a person to do work;
c)	processing of official documents;
d)	provision of services normally offered to the public; and
e)
provision of services normally provided to the public such as police protection, loading/unloading of cargo, protection of commodities from deterioration or scheduling of inspections related to contract performance or transit of goods.

If Kimber personnel are required to make any facilitating payment to a public official, the payment and the circumstances must be documented in a written report, which must be delivered to the President of Kimber or its legal counsel.

9	Entertainment and Gifts

Kimber personnel shall not offer, or furnish on behalf of the Company, extravagant gifts or excessive entertainment or benefits to others.

Modest gifts, reasonable entertainment and other courtesies may be extended by appropriate Kimber personnel to persons or entities doing business or otherwise having dealings with the Company.

No gift or entertainment should be of such value as to constitute a real personal enrichment of the recipient. Public scrutiny of the gift, entertainment or courtesy should not be embarrassing or reflect unfavourably upon the Company or the recipient.

10	Selection of Suppliers and Contractors

Kimber personnel are required to select and deal with suppliers, customers and others doing or seeking to do business with the Company in a completely impartial manner, without favour or preference based upon any considerations other than the best interests of the Company. Kimber personnel must not use their position to obtain personal gain or benefit from other Kimber personnel or from those doing or seeking to do business with the Company.

Kimber personnel must not seek or accept, directly or indirectly, any gifts, payments, services, loans or other benefits from a supplier or other individual or entity that does or seeks to do business with, or is a competitor of, the Company. This prohibition does not extend to the borrowing on commercial terms from entities in the business of lending and does not prevent Kimber personnel from accepting modest gifts, favours, or entertainment provided the conditions set forth in Section 9 (Entertainment and Gifts) are met. No gift, favour or entertainment shall be of such nature as might affect, or reasonably be thought by others to affect, a person’s judgment or conduct in matters involving the Company.

11	Financial Records

The Company’s books, records and accounts must reflect, in an accurate and timely manner, all of the Company’s transactions fairly and in reasonable detail in accordance with a high standard of integrity and generally accepted accounting principles.

Appropriate records must be kept of all transactions and there are to be no cash funds, bank accounts, investments or other assets which are either not recorded or inadequately recorded on the books of the Company. No payment is to be approved without reasonable supporting documentation.

Individuals and entities with whom the Company deals may request that commissions, service fees and other payments be remitted to third persons or bank accounts in third countries. Such payments may be made only if (i) the amount payable does not arise from artificial additions to normal pricing; (ii) payment is authorized in writing by the individual or entity earning the commission, fee or other payment; (iii) payment is made to the same individual or entity to which it is owed or to an affiliate under common ownership; (iv) payment will not knowingly violate applicable law; and (v) the payment is fully recorded.

Frank disclosure is to be made to all reasonable enquiries by Kimber’s auditors and legal advisors.

12	Conflicts of Interest

Although Kimber personnel are entitled to privacy in their personal affairs, they have a duty to manage their outside interests, activities and influences so that they do not impair the exercise of their independent judgment, fiduciary responsibility, initiative or efficiency in acting for the Company, or expose themselves and/or the Company to legal liability or public criticism.

All Kimber personnel shall disclose promptly and in writing any personal situation or transaction which is or may be in conflict with the intent of this Code. Disclosure shall be made to the President of the Kimber. The President shall determine what action, if any, should be taken by such Kimber personnel and shall recommend that action in writing.

If a conflict exists, and there is no failure of good faith on the part of Kimber personnel, it will be the Company’s policy to allow a reasonable amount of time for them to correct the situation in order to prevent undue hardship or loss to them. Decisions in this regard shall, however, be within the sole discretion of the Company’s management, whose first concern must be the interests of the Company.

Potential conflicts of interest are so varied that it is impracticable to establish universal criteria in this Code as to what constitutes a prohibited conflict of interest.

Set forth below are some of the more common situations which involve a conflict of interest and which Kimber personnel should avoid unless prior written approval has been obtained from the President of Kimber or the Chief Executive Officer of any of its subsidiaries; which approval shall only be given if, in the reasonable opinion of such officer, it will not result in a detriment to the Company.

–	a partnership, profit sharing arrangement, creditor/debtor relationship with any company or individual having a business relationship with the Company;

–
any Kimber personnel or member of their immediate family serving as an agent, representative, director, officer, or employee of, or consultant to, any company (other than a subsidiary of Kimber) or individual having a business relationship with the Company;

–
the acceptance of any loan or other financial benefit from any company or individual having a business relationship with the Company (other than borrowing on commercial terms from entities in the business of lending).

–
the holding, directly or by a member of Kimber personnel’s immediate family, of a substantial financial interest in any business entity that does or seeks to do business with, or is in competition with the Company (a substantial financial interest will be presumed where ownership is in excess of 1% in a company traded on a stock exchange and the investment constitutes more than 5% of such member of Kimber personnel’s total assets or where an ownership interest in any other business contributes more than 10 % of the annual income of the Kimber personnel and his or her immediate family.) The above does not apply to companies used by staff members to sell their personal services to the Company.

13	Outside Activities

The Company commends part-time participation by Kimber personnel in public service and management will, whenever applicable, approve and support such activity. Kimber personnel should, however, ensure that they do not participate in organizations or groups whose objectives are opposed to those of the Company. They should obtain approval of management before assuming any office or directorship or participating in any activity that would tend to deprive the Company of the time and attention required of the Kimber personnel to perform his or her duties to the Company properly.

14.	Improper Influence – External Auditor

Kimber personnel must never improperly influence or attempt to improperly influence any person acting as an external auditor of Kimber.

15	Trading in Securities of Kimber

Kimber personnel are encouraged to invest in Kimber’s shares. Kimber personnel and members of their immediate families, however, must avoid trading in shares of Kimber or of any company in a “special relationship” with the Company, when in possession of confidential material information which, if generally available, would reasonably be expected to have a significant effect on the market price or value of Kimber’s shares or the shares of the company in a special relationship with the Company. Such activity is self-evidently unethical, and in many jurisdictions, illegal.

Kimber personnel shall not purchase or sell securities of Kimber while in possession of material information concerning the Company or a company in a “special relationship” with the Company that has not previously been disclosed to the public, nor, except in the necessary course of business, shall Kimber personnel inform any individual or entity of any such material information (see Kimber’s Insider Trading Policy).

Specific confidential information that could be material would include information concerning a significant mineral discovery, drill results, economic appraisal, unpublished sales or earnings figures, a stock split, proposed merger or acquisition, a change in dividend policy, a technical advance of unusually economic significance, or any other information, favourable or unfavourable, which has not been generally disclosed, to the investing public for at least one full trading day and which, when disclosed, would reasonably be expected to affect the market price or value of Kimber’s shares.

A company is deemed to be in a “special relationship” with the Company if the Company owns directly or indirectly 10% or more of the shares of that company, is proposing to make a take-over bid for that company, become a party to a reorganization, amalgamation, merger, arrangement or similar business combination with that company, or acquire a substantial portion of that company’s property.

Securities laws in the various jurisdictions are complex and diverse and quasi-criminal and civil sanctions are imposed upon those who breach such laws. Kimber personnel should consult Kimber’s legal counsel or legal staff of the local business unit if there is any question as to the application or interpretation of the law relating to insider trading.

These provisions shall also apply to trading in shares of any publicly traded subsidiary or affiliated company of Kimber.

16	Confidential Information

Unless previously published, the Company’s technical, commercial, and financial information is proprietary and confidential and Kimber personnel are prohibited from revealing such information, except where disclosure is deemed to be in the best interest of the Company, without proper authorization. Much of this information, including technical data such as drill results, commercial information such as negotiations which are in progress, and other information which could affect Kimber’s share price, must not be revealed under any circumstances until it has become public knowledge.

Kimber personnel must not disclose to the Company any proprietary information or trade secrets of any former employer or other person or entity with whom obligations of confidentiality exist. Similarly, they have a continuing obligation to protect confidential information after their employment or other business relationship with the Company has terminated.

17	Use of Corporate Facilities, Equipment, Supplies, Information and Opportunities

Kimber personnel’s access to Company facilities, equipment and supplies is made solely so that they may be used within the limits of his or her authority for the advancement of the Company’s business and not otherwise. The Company has valuable resources in the form of tangible assets such as materials, supplies and equipment and intangible assets such as services, computer systems and confidential information which are for use in the Company’s business. Except for the occasional and reasonable use of the Company’s office equipment, Kimber personnel must not make personal use of corporate information or assets without prior approval of their superior.

If a corporate opportunity related to the Company’s business becomes available to any member of Kimber personnel, either directly or indirectly, such Kimber personnel may not accept such corporate opportunity for his or her own account or directly or indirectly offer such corporate opportunity to any other person in each case without first offering such corporate opportunity in writing to the Company (to the attention of the President of Kimber). The Company shall communicate its decision as to whether or not it intends to accept the corporate opportunity by written notice to such Kimber personnel. Only if the Company declines such corporate opportunity in writing are such Kimber personnel permitted to offer such corporate opportunity to a third party and only on the same terms and conditions on which it was presented to the Company.

18	Hiring of Relatives

Where an individual being engaged is qualified to perform the tasks required to be performed, the Company does not object to relatives of Kimber personnel being hired or retained by the Company, provided that:

i)	one relative is not the immediate supervisor of the other;
ii)	the terms of engagement are no more generous than terms which could be obtained from an independent third party; and
iii)	the approving of invoices or the setting of salaries is not by a relative of the person hired.

19	Reporting Illegal or Unethical Behaviour (Whistle Blowing)

Kimber Resources (the “Company”) is committed to building and maintaining a good reputation in the market through the ethical behavior of our personnel and contractors and the proper and effective functioning of our accounting and control system.

In support of this commitment, the Company provides a confidential and anonymous reporting process for Kimber personnel, professionals (including independent contractors) and other third parties to report concerns and complaints regarding, accounting, internal controls and auditing matters as well as serious violations of any Company policy, fraud or serious misconduct. (See Kimber’s Whistleblower Policy) Employees are encouraged to report employment or human resource related matters to their supervisors unless the complaint is related to a violation of any laws or regulations or is a breach of the Company’s Code of Ethics.

20	Compliance with Corporate Policies

Kimber personnel have an obligation to comply with all of Kimber’s corporate policies in effect from time to time.

Actions, or failure to act, contrary to the provisions of any corporate policy in effect at the relevant time will be considered as unauthorized and outside the course of employment and will be subject to disciplinary actions, which may include dismissal for cause.

Kimber personnel may at any time obtain a copy of any corporate policy in effect at such time free of charge upon request to the President of Kimber Resources Inc.

21.	Management Can Not Override Controls

No employee who exercises supervision or influence over another employee shall direct, request or encourage that other employee to do anything or omit to do anything; the doing of which or the omission of which is contrary to the Code, any other policy, procedure or rule of Kimber or any applicable law. You are required to immediately report to the Business Ethics Officer any situation in which any person attempts to direct, request or encourage you to violate the Code, or any other policy, procedure or rule of Kimber or any applicable law.

22.	Waivers

No waivers of this Code shall be granted except by the Audit Committee. Any waiver of the Code granted to any officer or director of Kimber shall be publicly disclosed in accordance with applicable securities laws and stock exchange rules.

23.	Annual Certification

All personnel of Kimber are required, on an annual basis, to read and sign a Certificate that they have read and will comply with the Code of Conduct. All new personnel joining the company should receive and sign a similar Certificate as part of their induction process. A copy of the signed Annual Certification (Appendix A) of the Code of Conduct should be kept on the employee’s personnel file.

Appendix A

CODE OF CONDUCT

Annual Certification

I ______________________________ hereby certified that I have read, acknowledged and agreed to comply with the Code of Conduct of Kimber Resources.

Name:______________________________	Title:______________________________
Signature:___________________________	Date:______________________________

Please complete the certification and return this page only to the Office Manager in the Vancouver Office.

EXHIBIT 4

COMPENSATION COMMITTEE CHARTER

I.	MANDATE

The directors and officers of the Company assume on behalf of the shareholders significant responsibility and liability. It is important that the directors and officers be reasonably compensated for their efforts in the context of the market for their services and the financial strength of the Company. The Compensation Committee of the Board is established for the purposes of:

•
coiderinsng alternative types of compensation for the Directors and Officers of the Company and making recommendations to the Board for the establishment of appropriate compensation plans, strategies and policies;

•
considering appropriate levels of compensation for the Directors and Officers of the Company and making recommendations to the Board as to the remuneration and other compensation to be provided to the Directors, the President and the other Officers of the Company;

•	reviewing personnel policies and benefit plans available to the employees of the Company and making recommendations to the Board; and
•	carrying out periodic performance assessments of the President.

II	COMPOSITION

A.	The Compensation Committee shall consist of a minimum of three directors, the majority of whom shall be independent directors.

B.	All directors may attend meetings of the Compensation Committee at the Committee Chair’s invitation, but may not vote and may not be counted for the purposes of the quorum.

C.	A quorum for the transaction of business at all meetings of the Compensation Committee shall be a majority of members.

D.
The Compensation Committee shall meet at least once each year on such date as the Chair of the Compensation Committee shall determine. Notice of meetings shall be given by letter, telex, telecopier, email or other means of recorded electronic communication or by telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meetings before or after the holding thereof.

E.	The Chair of the Compensation Committee shall be appointed by the Compensation Committee from among their number.

III.	DUTIES OF THE CHAIR OF THE COMPENSATION COMMITTEE

A.	Lead the Compensation Committee in the performance of its duties and carrying out its responsibilities within the Terms of Reference established by the Board.

B.	Report to the Board of Directors on the outcome of the deliberations of the Compensation Committee.

C.
Meet regularly and as required with Management of the Company to review material issues and to ensure that the Compensation Committee and the Board are provided in a timely manner with all information necessary to permit the Board to fulfill its statutory and other obligations.

IV.	TERMS OF REFERENCE

The Compensation Committee shall on behalf of the Board of Directors, review and make recommendations to the Board of Directors concerning the following:

A.	Alternative types of compensation for the Directors and Officers of the Company and make recommendations to the Board for the establishment of appropriate compensation plans, strategies and policies.

B.
Appropriate levels of compensation for the Directors and Officers of the Company and make recommendations to the Board as to the remuneration and other compensation to be provided to the Directors, the President and the other Officers of the Company.

C.	Personnel policies and benefit plans available to the employees of the Company.

D.	Periodic performance assessments of the President.

E.	The annual, or more often if appropriate, review the following:

(i)	the succession plans and process for key employees;

(i)	performance appraisal and management and employee development programs;

(ii)	contingency plans in the event of the unexpected disability of key employees;

(iii)	proposed personnel changes involving key employees reporting to the Chief Executive Officer;

F.	The annual, or more often if appropriate, review of the following:

(i)	the succession plans and process for key employees;

(iv)	performance appraisal and management and employee development programs;

(v)	contingency plans in the event of the unexpected disability of key employees;

(vi)	proposed personnel changes involving key employees reporting to the Chief Executive Officer;

SCHEDULE “B”

AUDIT COMMITTEE CHARTER

I.	MANDATE

The Audit Committee is elected by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. It has the primary responsibility for the review of financial reports, and other financial information provided by the Company to any regulatory authority or to the public; the review of the Company’s system of internal controls for finance, accounting, legal compliance and ethics that management and the Board have established and generally the pursuit of quality and integrity in the financial reports of the Company. The Audit Committee’s duties and responsibilities are to:

a)	Oversee the conduct of the external auditor including requiring and monitoring the auditor’s independence and performance and recommending an external auditor for shareholder approval;
b)	Identify and monitor the management of the principal risks that could impact the financial reporting of the Company;
c)	Monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
d)	Oversee and monitor the Company’s compliance with applicable legal and regulatory requirements affecting financial reporting; and
e)	Provide an avenue for effective communication among the Company’s external auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the Company’s external auditors and anyone in the Company that it deems necessary. The Audit Committee has the authority to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

II	COMPOSITION AND QUORUM

A.
The Audit Committee shall consist of a minimum of three directors, all of whom shall be independent, and shall be elected at the first meeting of the Board after any Annual General meeting. Any member of the Audit Committee may be removed or replaced at any time by the Board and the Board may fill a vacancy in the Committee at any time.

B.	The Chair of the Audit Committee must be elected by the Audit Committee from among their number.

C.	All of the members of the Audit Committee shall be financially literate and at least one of the members shall be financially sophisticated as defined in the rules of the NYSE Amex.

D.	A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of members.

III.	DUTIES OF THE CHAIR OF THE AUDIT COMMITTEE

A.	Lead the Audit Committee in the performance of its duties and carrying out its responsibilities within the Terms of Reference established by the Board.

B.	Report to the Board of Directors on the outcome of the deliberations of the Audit Committee and periodically report to the Board of Directors on the activities of the Audit Committee.

C.
Meet regularly and as required with the Chief Financial Officer of the Company and other members of management to review material issues and to provide the Audit Committee and the Board, in a timely manner, all information necessary to permit the Board to fulfill its statutory financial obligations.

D.	Attend the Annual General Meeting and be prepared to and respond to any shareholder questions on the Committee’s activities.

IV.	TERMS OF REFERENCE

A.	The Audit Committee must recommend to the Board of Directors:

(a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(b) the compensation of the auditor.

B.
The Audit Committee must approve the scope and terms of reference of the audit engagement and the process by which and the terms under which the auditor formally reports to the Company. The Audit Committee is directly responsible for identifying and recommending the name of the external audit firm to be recommended to shareholders, the compensation and oversight of the work of the Company’s external auditor. The Audit Committee will monitor audit engagement partner rotation requirements.

C.	The Audit Committee is directly responsible for overseeing the resolution of disagreements between management and the Company’s auditor regarding financial reporting.

D.
The Audit Committee will review the Company’s critical accounting policies and review significant accounting, reporting and financial presentation issues, including significant changes proposed by management in the application of the Company’s accounting principles.

E.
The Audit Committee must pre-approve all non-audit services to be provided to the Company or any subsidiary of the Company by the Company’s auditor. Between regularly scheduled Audit Committee meetings, the Chair may approve a non-audit service but the Chair will notify the Audit Committee of such approval at the next regular Audit Committee meeting.

F.
The Audit Committee must review the Company's financial statements, MD&A, Form 20F, annual and interim earnings press releases and any other documents containing financial information before the Company publicly discloses this information and make recommendations for approval of such documents to the Board.

G.	Review with the external auditor the matters that are required by generally accepted auditing standards in the US and Canada to be communicated with the Audit Committee.

H.	The Audit Committee shall at least annually determine that the auditor is independent of the Company.

I.
The Audit Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in paragraph F above, and must periodically assess the adequacy of those procedures.

J.
The Audit Committee will review all management or other letters containing the recommendations of the Company’s external auditor for improvement/change and management’s response/follow-ups in respect of any identified weaknesses.

K.
The Audit Committee will have the right, for the purpose of performing its duties, to inspect all of the books and records of the Company and its affiliates and to discuss such accounts and records and any matters relating to the financial position or condition of the Company with the officers and external auditors of the Company and its affiliates.

L.	The Audit Committee must establish procedures for:

	(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;
	(b)	confidential, anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters; and
	(c)	dealing with the reporting, handling and taking of remedial action in respect to alleged illegal or unethical behaviour as provided in the Company’s Code of Conduct.

M.
The Audit Committee shall require the Company to appoint an independent service provider, to be referred to as the Ethics Hotline, who shall have the responsibility of receiving complaints or concerns. As soon as practical after receiving such information, the Ethics Hotline is to advise the Audit Committee Chair fully of any complaint or concern received. The Chair of the Audit Committee shall promptly advise the other members of the Audit Committee of the complaint or concern and the Audit Committee shall determine how best to deal with the complaint or concern.

N.	The Audit Committee must establish and monitor compliance with the Company’s policies regarding:

	(a)	the auditor’s provision of services beyond the scope of the Company’s audit; and
	(b)	the Company’s hiring of partners, employees and former partners and employees of the present and former external auditor of the Company to fill senior officer positions of the Company.

O.
The Audit Committee shall oversee the Company’s systems of internal control procedures and policies and shall review with management, evaluate and approve the Company’s internal control policies on a regular basis. The systems of internal control include the Company’s internal controls over financial reporting. The Committee will (i) receive and review interim and annual CEO and CFO certifications to be filed with securities regulatory authorities, (ii) receive and review reports that may be available from time to time from management, the external auditor or other advisors with regard to the reliability and effective operation of the Company’s accounting systems and internal controls and (ii) discuss with management their certifications of internal control over financial reporting and disclosure controls and procedures.

P.
The Audit Committee will have such other duties, power and authorities, consistent with applicable corporate and securities laws, as the Board may, by resolution, delegate to the Audit Committee from time to time.

Q.	The Audit Committee will review the adequacy of the Audit Committee Charter and examine the Committee’s effectiveness on an annual basis.

V.	REGULATIONS

The following regulations shall apply to the proceedings of the Audit Committee:

A.
The Audit Committee shall meet on such dates as the Chair of the Audit Committee determines, but not less than once each quarter. Notice of any meeting shall be given by letter, fax, email or other means of recorded electronic communication or by telephone not less than 24 hours before the time fixed for the meeting. Members may waive in writing notice of any meeting both before and after holding such meeting.

B
The business of the Audit Committee shall be transacted either at meetings in person or by conference telephone or other communications facilities that permit all persons participating in the meeting to hear each other, or by resolution in writing. All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chair of the meeting shall not have a second or casting vote.

C.
A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee shall be as valid as if it has been passed at a duly called and constituted meeting. Such resolutions in writing may be in one or more counterparts, all of which, when taken together, shall be deemed to constitute one resolution.

D.	The external auditor of the Company shall, at the expense of the Company, be entitled to attend and be heard at any meeting of the Audit Committee.

E.
The Committee will normally invite members of management and the external auditor to attend each Committee meeting. During meetings, the Committee will expect a portion of the meeting to be held in-camera with members only, and normally, the Committee will meet privately with management and with the external auditor.

F.	The external auditor and senior management of the Company shall have the opportunity to meet separately with the Audit Committee as may be desired.

G.
The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Company.

H.
The Audit Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any such advisors.

I.	Subject to the foregoing, the calling, holding and procedure at meetings of the Audit

Committee shall be determined from time to time by the Audit Committee.